UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)

REGIS CORPORATION

(Name of Issuer)

Common Stock, par value $0.05 per share

(Title of Class of Securities)

758932107

(CUSIP Number)

Kurt Butenhoff

383 Madison Avenue, 24th Floor

New York, New York 10179

Telephone Number: (212) 272-6248

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 20, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 758932107	SCHEDULE 13D (Amendment No. 2)	Page 2 of 6 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mandarin, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 2,070,900 (see Item 5)
8. Shared Voting Power 0 (see Item 5)
9. Sole Dispositive Power 2,070,900 (see Item 5)
10. Shared Dispositive Power 0 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,070,900 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 4.6% (see Item 5)
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 758932107	SCHEDULE 13D (Amendment No. 2)	Page 3 of 6 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Joseph Lewis
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 (see Item 5)
8. Shared Voting Power 2,070,900 (see Item 5)
9. Sole Dispositive Power 0 (see Item 5)
10. Shared Dispositive Power 2,070,900 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,070,900 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 4.6% (see Item 5)
14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

The Amendment No. 2 to Schedule 13D (this “Amendment”) relates to the Common Stock, par value $0.05 per share (the “Shares”) of Regis Corporation, a Minnesota corporation (the “Issuer” or the “Company”). The Issuer’s principal executive offices are located at 7201 Metro Boulevard, Edina, Minnesota 55439. This Amendment is filed jointly pursuant to Commission Rule 13d-1(k)(1) by Mandarin, Inc. (“Mandarin”) and Joseph Lewis and amends Amendment No. 1 to Schedule 13D filed by Mandarin and Joseph Lewis on February 8, 2007 and the Schedule 13D originally filed by Mandarin and Joseph Lewis on August 2, 2006.

Item 2. Identity and Background

Mandarin is an international business corporation organized under the laws of the Bahamas. Joseph Lewis is a director and the President of Mandarin and is the ultimate indirect owner of, and controls, Mandarin. Joseph Lewis is a permanent resident of the Bahamas and a citizen of the United Kingdom. Mandarin and Joseph Lewis are principally engaged in business as private investors. The business address of each of Mandarin and Joseph Lewis is c/o Cay House, P.O. Box N-7776, Lyford Cay, New Providence, Bahamas.

During the last five years, neither Mandarin nor Joseph Lewis has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mandarin and Joseph Lewis are each a “Reporting Person” and are referred to collectively in this Statement as the “Reporting Persons.”

Set forth on Schedule A to this Statement, and incorporated herein by reference, is the (a) name, (b) residence or business address, (c) present principal occupation or employment, and (d) citizenship, of each executive officer and director of Mandarin, and (e) name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization other than Mandarin for which such information is set forth.

During the last five years, to the best of each of the Reporting Persons’ knowledge, none of the individuals set forth on Schedule A, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

Mandarin will continue to review its investment in the Company and may determine, based on the market and general economic conditions, the business affairs and financial condition of the Company, the market price of its shares and other factors deemed relevant by Mandarin, to acquire or dispose of additional Shares.

Except as set forth above in this Item 4, Mandarin has no present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure, including, but not limited to, any plans or proposals to make any changes in the Company’s investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

As of February 20, 2007, the Reporting Persons may be deemed to beneficially own, in the aggregate, 2,070,900 Shares, representing 4.6% of the Issuer’s outstanding Shares (based on 44,919,603 Shares stated to be outstanding as of February 6, 2007 by the Issuer in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 9, 2007). Mandarin has sole voting power and sole dispositive power with regard to the 2,070,900 Shares which it owns directly. As an officer and director of Mandarin, Joseph Lewis may be deemed to have shared voting power and shared dispositive power with regard to such Shares.

Set forth below are the number of Shares, trading dates and average price per Share for all sales of Regis Corporation Common Stock made by Mandarin within the past 60 days. All sales were open market transactions and were effected on the New York Stock Exchange.

Number of Shares	Date	Price per Share
186,700	2/20/2007	42.9463
50,000	2/13/2007	42.9004
286,000	2/8/2007	42.6895
269,800	2/7/2007	42.9694
20,000	2/5/2007	42.8489
10,000	2/1/2007	42.1878
10,000	2/1/2007	42.1878
3,000	12/28/2006	40.1465
32,600	12/27/2006	40.0523
30,900	12/21/2006	39.6940
108,500	12/20/2006	39.6376
16,500	12/19/2006	39.4824
98,500	12/15/2006	39.2570
50,000	12/15/2006	39.2570
1,500	12/15/2006	39.2570
58,500	12/14/2006	39.2507

Only Mandarin has the right to receive dividends and the proceeds from the sale of the Shares of Common Stock beneficially owned by the Reporting Persons.

As of February 20, 2007, the Reporting Persons ceased to beneficially own, in the aggregate, Shares representing more than 5% of the Issuer’s outstanding Shares (based on 44,919,603 Shares stated to be outstanding as of February 6, 2007 by the Issuer in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 9, 2007).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement, dated August 2, 2006, between Mandarin, Inc. and Joseph Lewis.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MANDARIN, INC.

Date: February 20, 2007	By:	/s/ Jefferson R. Voss
	Name: Title:	Jefferson R. Voss Vice President

JOSEPH LEWIS

	By:	/s/ Joseph Lewis
Joseph Lewis, Individually

SCHEDULE A

ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSONS

MANDARIN, INC.

The executive officers and directors of Mandarin, Inc. are set forth below. Each individual’s business address is c/o Cay House, Box N-7776, E.P. Taylor Drive, Lyford Cay, New Providence, Bahamas. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name of each person refers to employment with Mandarin, Inc.

Name	Present Principal Occupation or Employment	Citizenship

Jane A. Lewis	Director, Secretary and Treasurer	United Kingdom

Jefferson R. Voss	Vice President	USA

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated August 2, 2006, between Mandarin, Inc. and Joseph Lewis.